Turnaround Partners, Inc.
109 N. Post Oak Lane
Suite 422
Houston, Texas 77024

August 31, 2007

Ms. Linda VanDoorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

RE:	Turnaround Partners, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2006
Form 10-QSB for Fiscal Quarter Ended March 31, 2007
File No. 000-28606

Dear Ms. VanDoorn:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated August 24, 2007 regarding the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (“Annual Report”) and the Company’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007.

FORM 10-QSB

Financial Statements and Notes

Note 1 - Basis of Presentation, page 7

Change in Accounting Principle for Registration Payment Arrangements, page 8

COMMENT 1:
We have read and considered your response to comment five. We noted that the effect of FSP EITF 00-19-2 was shown retroactively within the financial statements in error. Please tell us how you plan to address this error in your financial statements.

RESPONSE:
The Company plans to amend and restate the March 31, 2006 condensed consolidated statement of operations and cash flow and Note 1 (Basis of Presentation) in its financial statements filed in the fiscal quarter ended March 31, 2007 Form 10-QSB  to not include the retroactive treatment of FSP EITF 00-19-2 in response to the Commission’s comment above. The Company filed a Current Report on Form 8-K with the Commission on August 31, 2007 indicating that the Company’s Chief Financial Officer concluded, with the approval of the Board of Directors of the Company and after consultation and discussion with the Company’s independent accountants, that the financial statements in such Quarterly Report ought not be relied upon. The Company will file Amendment No. 1 to such Quarterly Report with the Commission on EDGAR as soon as possible.

U.S. Securities and Exchange Commission
August 31, 2007

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Matthew Ogurick, Esq. at (305) 539-3352 or myself at (713) 621-2737.Thank you very much for your consideration of this response.

Very truly yours,

/s/ W. Chris Mathers
W. Chris Mathers
Chief Financial Officer